UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

Tollgrade Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

889542106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,759,713
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,759,713
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,759,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 335,244
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 335,244
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 335,244
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 335,244
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,094,957
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,094,957
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 335,244
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 335,244
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,094,957
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,094,957
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,094,957
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,094,957
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,094,957
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,094,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,094,957
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,094,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,094,957
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,094,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,094,957
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,094,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON SCOTT C. CHANDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON JEFFREY LIBSHUTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -[1]
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -[1]
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON EDWARD B. MEYERCORD, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned.  This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

At the Annual Meeting of Stockholders held by the Issuer on August 5, 2009, Ramius’ director nominees, Scott Chandler, Ed Meyercord and Jeffrey Solomon, were elected to the Board of Directors of the Issuer.  The election results were certified on August 6, 2009.  Accordingly, Messrs. Chandler and Meyercord are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 8 to the Schedule 13D.  Mr. Libshutz also is no longer member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 8 to the Schedule 13D. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund and Parche were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 2,094,957 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund and Parche is approximately $11,251,153, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

At the Annual Meeting of Stockholders held by the Issuer on August 5, 2009, the Issuer announced that, based on certified voting results, Ramius’ director nominees, Scott Chandler, Ed Meyercord and Jeffrey Solomon, were elected to the Board of Directors of the Issuer.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or in Mr. Solomon's capacity as a director of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, nominating or recommending additional candidates to serve as members of the Board, having discussions with other stockholders and potential nominees to the Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 889542106

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,680,664 Shares outstanding, as of April 25, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2009.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on August 6, 2009, Value and Opportunity Master Fund beneficially owned 1,759,713 Shares.

Percentage: Approximately 13.9%.

(b)	1. Sole power to vote or direct vote: 1,759,713
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,759,713
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund during the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Parche

(a)	As of the close of business on August 6, 2009, Parche beneficially owned 335,244 Shares.

Percentage: Approximately 2.6%.

(b)	1. Sole power to vote or direct vote: 335,244
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 335,244
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche during the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	Enterprise Master Fund

(a)	As the sole non-managing member of Parche and owner of all economic interest therein, Enterprise Master Fund may be deemed the beneficial owner of the 335,244 Shares owned by Parche.

Percentage: Approximately 2.6%.

(b)	1. Sole power to vote or direct vote: 335,244
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 335,244
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 889542106

D.	RCG Starboard Advisors

(a)
As the investment manager of Value and Opportunity Master Fund and the managing member of Parche, RCG Starboard Advisors is deemed the beneficial owner of the (i) 1,759,713 Shares owned by Value and Opportunity Master Fund and (ii) 335,244 Shares owned by Parche.

Percentage: Approximately 16.5%.

(b)	1. Sole power to vote or direct vote: 2,094,957
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,094,957
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated by reference.

E.	Ramius Advisors

(a)	As the investment advisor of Enterprise Master Fund, Ramius Advisors is deemed the beneficial owner of the 335,244 Shares owned by Parche.

Percentage: Approximately 2.6%.

(b)	1. Sole power to vote or direct vote: 335,244
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 335,244
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares during the past 60 days. The transactions in the Shares during the past 60 days on behalf of Parche are set forth in Schedule A and are incorporated by reference.

F.	Ramius

(a)
As the sole member of each of RCG Starboard Advisors and Ramius Advisors, Ramius is deemed the beneficial owner of the (i) 1,759,713 Shares owned by Value and Opportunity Master Fund and (ii) 335,244 Shares owned by Parche.

Percentage: Approximately 16.5%.

(b)	1. Sole power to vote or direct vote: 2,094,957
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,094,957
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 889542106

G.	C4S

(a)	As the managing member of Ramius, C4S is deemed the beneficial owner of the (i) 1,759,713 Shares owned by Value and Opportunity Master Fund and (ii) 335,244 Shares owned by Parche.

Percentage: Approximately 16.5%.

(b)	1. Sole power to vote or direct vote: 2,094,957
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,094,957
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated by reference.

H.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
As the managing members of C4S, each of Messrs. Cohen, Stark, Strauss and Solomon is deemed the beneficial owner of the (i) 1,759,713 Shares owned by Value and Opportunity Master Fund and (ii) 335,244 Shares owned by Parche.

Percentage: Approximately 16.5%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,094,957
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,094,957

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated by reference.

I.	Mr. Chandler

(a)
As of the close of business on August 6, 2009, Mr. Chandler directly owned 2,500 Shares.  Mr. Chandler, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), is deemed the beneficial owner of the (i) 1,759,713 Shares owned by Value and Opportunity Master Fund and (ii) 335,244 Shares owned by Parche.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 2,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,500
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 889542106

(c)	The transactions in the Shares by Mr. Chandler and on behalf of Value and Opportunity Master Fund and Parche during the past 60 days are set forth in Schedule A and are incorporated by reference.

J.	Mr. Meyercord

(a)
As of the close of business on August 6, 2009, Mr. Meyercord directly owned 1,400 Shares.  Mr. Meyercord, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, is deemed the beneficial owner of the (i) 1,759,713 Shares owned by Value and Opportunity Master Fund and (ii) 335,244 Shares owned by Parche.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 1,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,400
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Meyercord has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund and Parche during the past 60 days are set forth in Schedule A and are incorporated by reference.

K.	Mr. Libshutz

(a)
As of the close of business on August 6, 2009, Mr. Libshutz did not directly own any Shares.  Mr. Libshutz, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, is deemed the beneficial owner of the (i) 1,759,713 Shares owned by Value and Opportunity Master Fund and (ii) 335,244 Shares owned by Parche.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Libshutz has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 889542106

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

The Reporting Persons have terminated the Joint Filing and Solicitation Agreement, dated February 10, 2009.

On August 7, 2009, Value and Opportunity Master Fund, Parche, Enterprise Master Fund, RCG Starboard Advisors, Ramius Advisors, Ramius., and Messrs. Cohen, Stark, Strauss and Solomon (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to the filing of this Amendment No. 8 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1    Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund, Ltd., Parche, LLC, Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated August 7, 2009.

CUSIP NO. 889542106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  RCG Starboard Advisors, LLC,
its investment manager

PARCHE, LLC
By:  RCG Starboard Advisors, LLC,
its managing member

RCG STARBOARD ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS LLC
By:  C4S & Co., L.L.C.,
as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Scott C. Chandler, Jeffrey Libshutz, and Edward B. Meyercord, III

CUSIP NO. 889542106

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

15,910	5.2223	07/21/2009
2,979	5.2231	07/21/2009
13,104	5.2627	07/22/2009
5,796	5.2640	07/22/2009
3,528	5.2371	07/23/2009
321	5.2500	07/23/2009
5,825	5.3395	07/27/2009
168	5.3875	07/27/2009
433	5.3842	07/28/2009
84	5.3950	07/28/2009
10,500	5.4000	07/29/2009
1,712	5.3815	07/29/2009
747	5.3908	07/29/2009
1,761	5.4770	07/30/2009
155	5.4449	07/30/2009
252	5.5000	07/30/2009
2,268	5.5381	07/31/2009
3,704	5.5826	07/31/2009
1,179	5.5590	07/31/2009
426	5.5000	08/03/2009
6,048	5.5004	08/03/2009
386	5.5508	08/03/2009
343	5.6000	08/04/2009
4,206	5.6613	08/04/2009
336	5.6925	08/04/2009
8,904	5.7497	08/05/2009
14,666	5.7464	08/05/2009
4,956	5.7473	08/05/2009

CUSIP NO. 889542106

PARCHE LLC

3,030	5.2223	07/21/2009
568	5.2231	07/21/2009
2,496	5.2627	07/22/2009
1,104	5.2640	07/22/2009
672	5.2371	07/23/2009
61	5.2500	07/23/2009
1,110	5.3395	07/27/2009
32	5.3875	07/27/2009
82	5.3842	07/28/2009
16	5.3950	07/28/2009
2,000	5.4000	07/29/2009
326	5.3815	07/29/2009
142	5.3908	07/29/2009
335	5.4770	07/30/2009
30	5.4449	07/30/2009
48	5.5000	07/30/2009
432	5.5381	07/31/2009
706	5.5826	07/31/2009
225	5.5590	07/31/2009
81	5.5000	08/03/2009
1,152	5.5004	08/03/2009
73	5.5508	08/03/2009
65	5.6000	08/04/2009
801	5.6613	08/04/2009
64	5.6925	08/04/2009
1,696	5.7497	08/05/2009
2,794	5.7464	08/05/2009
944	5.7473	08/05/2009

SCOTT C CHANDLER

1,300	5.4443	07/16/2009